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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDICORP SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 ALHAMBRA PLAZA
(No. and Street)

CORAL GABLES,	FL	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA ELENA PEREZ (786) 999-1613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Drive, 9th Floor, Miami, Florida 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/19/2010

OATH OR AFFIRMATION

I, Maria Elena Perez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CREDICORP SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Fernando Montero, a director of Credicorp Securities, Inc., is the beneficiary of ABH Trust, which maintains an account at Credicorp Securities, Inc.

Signature

DEPUTY GENERAL MANAGER
Title


NANCY BAYER
MY COMMISSION # DD 574371
EXPIRES: August 11, 2010
Bonded Thru Notary Public Underwriters

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

CONTENTS:

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS 1

FINANCIAL STATEMENTS:

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholder's Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6 - 13

SUPPLEMENTARY INFORMATION: 14

SCHEDULE I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2009 15

SCHEDULE II - Reconciliation of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission to Company's Corresponding Amended unaudited Form X-17a-5, Part II Filing as of December 31, 2009 16

SCHEDULE III - Statement on Exemption from the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2009 16

SCHEDULE IV - Subordinated Borrowing 16

SUPPLEMENTARY REPORTS: 17

Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5(g) (1) for a Broker-Dealer Claiming an Exemption from Securities and Exchange Commission Rule 15c3-3 18 – 19

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation 20



MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

We have audited the accompanying statements of financial condition of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) (the "Company") as of December 31, 2009 and 2008, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and accompanying information based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credicorp Securities, Inc. (a wholly-owned subsidiary of Credicorp Limited) as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the financial statements, substantially all of the Company's revenues and a significant portion of its expenses are derived from transactions with related parties. Management believes the Company will have similar transactions with its related parties on a going forward basis.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is accompanying information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 9, 2010

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	**2009**	**2008**
Cash	$ 2,960,299	$ 678,335
Cash at clearing organization	297,956	216,329
Certificates of deposit	-	200,000
Deposit with clearing organization	100,000	100,000
Investments owned, at fair market value	1,010,265	1,421,417
Furniture, equipment and leasehold improvements, net	95,198	133,092
Deferred tax asset	66,771	56,847
Prepaid expenses	9,096	8,318
Accrued commission revenue	16,887	17,268
Income taxes receivable	30,758	-
Other assets	16,024	19,148
TOTAL ASSETS	$ 4,603,254	$ 2,850,754
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable	$ 181,392	$ 50,936
Income taxes payable	-	128,427
Accrued expenses	184,839	227,874
TOTAL LIABILITIES	366,231	407,237
COMMITMENTS AND CONTINGENCIES (NOTE 7)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	1,499,000	1,499,000
Retained earnings	2,737,023	943,517
TOTAL STOCKHOLDER'S EQUITY	4,237,023	2,443,517
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 4,603,254	$ 2,850,754

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
REVENUES:		
Commissions	$ 2,232,718	$ 1,741,880
Investment advisory fees	465,745	798,420
Principal transactions	2,615,873	710,075
Professional services fees	58,332	58,332
Interest income	63,912	44,451
TOTAL REVENUES	5,436,580	3,353,158
Interest expense	(25,024)	(9,604)
NET REVENUES	5,411,556	3,343,554
OPERATING EXPENSES:		
Salaries and employee benefits	1,215,231	1,295,349
Clearing charges	559,591	315,252
Rent	222,515	216,595
Selling, general, and administrative	173,333	190,000
Communication expense	139,393	124,202
Professional service fees	97,202	78,655
Depreciation and amortization	37,894	46,386
Travel and entertainment	22,738	34,181
Insurance	14,005	14,193
Professional development	1,450	4,930
Other operating expenses	52,480	43,886
TOTAL OPERATING EXPENSES	2,535,832	2,363,629
INCOME BEFORE INCOME TAXES	2,875,724	979,925
INCOME TAX EXPENSE	1,082,218	368,745
NET INCOME	$ 1,793,506	$ 611,180

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCES, JANUARY 1, 2008	$ 1,000	$ 1,499,000	$ 332,337	$ 1,832,337
Net income	-	-	611,180	611,180
BALANCES, DECEMBER 31, 2008	1,000	1,499,000	943,517	2,443,517
Net income	-	-	1,793,506	1,793,506
BALANCES, DECEMBER 31, 2009	$ 1,000	$ 1,499,000	$ 2,737,023	$ 4,237,023

The accompanying notes are an integral part of these financial statements.

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,793,506	$ 611,180
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	37,894	46,386
Deferred tax asset	(9,924)	-
(Increase) decrease in operating assets:		
Cash at clearing organization	(81,627)	(77,135)
Certificates of deposit	200,000	-
Investments owned, at fair market value	411,152	(329,502)
Prepaid expenses	(778)	1,117
Accrued revenue	381	1,324
Other assets	3,124	(13,960)
Increase (decrease) in operating liabilities:		
Accounts payable	130,456	20,364
Income taxes receivable	(30,758)	-
Income taxes payable	(128,427)	117,236
Accrued expenses	(43,035)	54,685
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,281,964	431,695
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture, equipment and leasehold improvements	-	(9,670)
NET INCREASE IN CASH	2,281,964	422,025
CASH, BEGINNING OF YEAR	678,335	256,310
CASH, END OF YEAR	$ 2,960,299	$ 678,335

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 25,024	$ 9,604
Income taxes	$ 991,324	$ 251,509

The accompanying notes are an integral part of these financial statements.

1. GENERAL

Credicorp Securities, Inc. (the "Company") was incorporated on September 28, 2001, originally as ASB Securities, Inc. On June 19, 2002, the Company filed Articles of Amendment to change its name to Credicorp Securities, Inc., a Florida corporation. The Company is a wholly-owned subsidiary of Credicorp Limited (the "Parent"), a limited liability company incorporated in Bermuda in 1995 to act as a holding company, to coordinate the policy administration of its subsidiaries and to engage in investing activities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's activities are currently limited to sales of investment company shares, corporate equity securities, corporate debt securities, bonds, United States of America government securities. The Company may engage in discretionary account management for institutional clients. Approximately 99% and 98% of the Company's revenues are derived from transactions with related parties (see NOTE 3) for the years ended December 31, 2009 and 2008, respectively. The Company clears all securities transactions through Pershing LLC ("Pershing").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES

FASB Accounting Standards Codification

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which establishes the FASB Accounting Standards Codification (the "ASC") as the source of authoritative principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Securities Transactions

Revenues for executing customer securities transactions and associated expenses are recorded as earned and incurred, on a trade date basis. Marketable securities are valued at market value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value Measurements

In September 2006, the FASB issued an accounting standard which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair-value measurements required under other accounting pronouncements. This standard does not change existing guidance as to whether or not an instrument is carried at fair value and is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted this standard on January 1, 2008; see NOTE 11 for disclosure relating to this standard.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

During April 2009, the Company's certificates of deposits totaling $200,000 matured and were not subsequently renewed.

Clearing Arrangements

The Company has a clearing agreement with Pershing to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by Pershing. At December 31, 2009 and 2008, the cash at clearing organization of $297,956 and $216,329, respectively, is with Pershing. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation and amortization. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets ranging from three to five years.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

On January 1, 2009, the Company adopted the provisions of an accounting standard, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with existing accounting guidance on income taxes, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and operating expenses, respectively. The adoption of this standard did not have any effect on the Company's financial statements on the adoption date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Investment Advisory Fees and Professional Services Fees

The Company has agreements with an affiliate to provide professional and investment advisory services. These agreements provide for automatic renewals on an annual basis. Fees are recorded as earned by the Company at the time services are provided in accordance with the terms of the underlying agreements. During July 2009, the Company terminated the investment advisory services agreement with its affiliate.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2009 and 2008, and revenues and expenses during the years then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

New Accounting Pronouncements

Fair Value Measurement

In April 2009, the FASB issued an accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, which provides guidelines for making fair values measurements more consistent with the principles presented in existing accounting guidance regarding fair value. The guidance in this standard is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. Early adoption is only permitted for entities which also elect to early adopt certain other accounting standards. The adoption of standard did not have an impact on the Company's financial statements.

In September 2009, the FASB issued an accounting standard which amends existing guidance on fair value measurements and disclosures. The standard allows an entity to measure the fair value of an investment that has no readily determinable fair market value, on the basis of the net asset value per share as provided by the investee. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, with early adoption permitted, and is not expected to have an effect on the Company's financial statements.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued an accounting standard that clarifies and increases the disclosure requirements relating to fair value measurements. The accounting standard is effective for annual and interim periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for annual and interim periods ending after December 31, 2009. The accounting standard is not expected to have an effect on the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued an accounting standard which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The standard was adopted for the year ending December 31, 2009. The Company has evaluated subsequent events through February 9, 2010 which is the date the financial statements were available to be issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

Consolidation of Variable Interest Entities

In June 2009, the FASB issued an accounting standard that amends existing guidance on the consolidation of variable interest entities ("VIE"). Among other provisions, this standard replaces the quantitative approach for determining the primary beneficiary of a VIE with a qualitative approach and also requires ongoing reassessment of whether an entity is the primary beneficiary of a variable interest entity. The accounting standard is applicable for interim and annual periods beginning after November 15, 2009 with early application prohibited. The Company is currently evaluating the effect the accounting standard will have on its financial statements.

3. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts transactions with related institutions. The significant related party amounts included in the accompanying financial statements are as follows for the years ended December 31:

	2009	2008
Transactions included in the statements of income:		
Commissions revenue and principal transactions	$ 4,780,591	$ 2,399,363
Investment advisory fees	465,745	798,420
Professional services fees	58,332	58,332
Clearing charges expense	551,878	308,491
Rent expense	222,515	216,595
Commission rebates expense	629,131	158,692
Selling, general, and administrative	150,000	150,000

Clearing charges are paid to a third party, Pershing; however, such clearing charges are the results of transactions executed for related parties and, therefore, are included herein.

The company subleases office space from an affiliated Company, Banco del Peru Miami Agency ("BCP"), therefore; the rent expense is included herein.

During 2008, an affiliate of the Company suffered significant write-off's to its investments as a result of the current financial crisis. As noted above, substantially all of the Company's revenues are derived from activities and referrals from related parties, including the aforementioned affiliated company. The Company is dependent on the continued operations and continued success of the affiliate company which represents approximately 65% and 41% of the Company's revenues for the years ended December 31, 2009 and 2008, respectively. During 2009, the Company's affiliate did not suffer significant write-off's to its investments.

4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

Concentrations of credit risk arise when a number of customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. A significant amount of the Company's business activity is conducted through its related parties with customers located in Latin America and mainly Peru. Accordingly, the Company's operations are susceptible to changes in the economies of these countries.

4. CONCENTRATIONS OF CREDIT RISK (CONTINUED)

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. INVESTMENTS OWNED, AT FAIR MARKET VALUE

Investments owned, at fair market value, consist of corporate bonds as of December 31:

	2009	2008
Corporate bonds	$ 1,010,265	$ 1,421,417

6. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment, and leasehold improvements, net, are as follows as of December 31:

	2009	2008
Leasehold improvements	$ 302,204	$ 302,204
Furniture and office equipment	143,620	145,667
Computer equipment	47,146	53,776
Artwork	4,671	4,671
	497,641	506,318
Less accumulated depreciation and amortization	(402,443)	(373,226)
Furniture, equipment and leasehold improvements, net	$ 95,198	$ 133,092

For the years ended December 31, 2009 and 2008, depreciation and amortization expense amounted to $37,894 and $46,386, respectively.

7. COMMITMENTS AND CONTINGENCIES

Operating Lease

The Company subleases office space from an affiliated company, BCP. The Company's rent is based on an allocation from BCP, based on the percentage of space it occupies. There are no specified fixed rents, and the Company's rent expense may vary over the lease term based on the amount of space it occupies. Rent expense for all operating leases was $222,515 and $216,595 for the years ended December 31, 2009 and 2008, respectively, including taxes. The sublease agreement expires during April 2012. Based on the allocation of rent between BCP and the Company, the aggregate minimum lease payments under all operating leases and subleases as of December 31, 2009 would be approximately as follows:

Years ending December 31,	
2010	$ 198,000
2011	204,000
2012	51,000
	$ 453,000

7. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

8. INCOME TAXES

Income tax expense for the years ended December 31, 2009 and 2008 consists of the following:

	2009	2008
Current provision:		
Federal	$ 932,763	$ 315,130
State	159,379	53,615
	1,092,142	368,745
Deferred provision:		
Federal	(8,474)	-
State	(1,450)	-
	(9,924)	-
Income tax expense	$ 1,082,218	$ 368,745

Temporary differences between financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the deferred tax asset are as follows at December 31:

	2009	2008
Deferred tax assets:		
Furniture, equipment and leasehold improvements	$ 66,771	$ 56,847

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on these criteria, management has concluded that it is more likely than not that the deferred tax asset will be realized.

Income tax expense differed from the amounts computed by applying the United States Federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2009	2008
Expected tax expense	$ 977,446	$ 333,175
State tax expense, net of Federal benefit	104,464	35,648
Permanent differences	530	718
Other	(222)	(796)
	$ 1,082,218	$ 368,745

8. INCOME TAXES (CONTINUED)

The U.S. Federal jurisdiction and Florida is the major tax jurisdictions where the Company files income tax returns. The Company is no longer subject to U.S. Federal or State examinations by tax authorities for years before 2006.

The Company has adopted the provisions of an accounting standard on uncertainty in income taxes on January 1, 2009. No liability for unrecognized tax benefits was recorded as a result of implementing this standard. For the years ended December 31, 2009, the Company did not have any unrecognized tax benefits as a result of tax positions taken during a prior period or during the current period. No interest or penalties have been recorded as a result of tax uncertainties.

9. EMPLOYEE BENEFIT PLANS

The Company participates with affiliates in a deferred contribution 401(k) plan which covers substantially all of its full-time employees. The 401(K) plan includes employee contributions and matching contributions by the Company subject to certain limitations. The Company's matching contributions were $9,416 and $13,082 for the years ended December 31, 2009 and 2008, respectively.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009 and 2008, the Company had net capital of $3,998,971 and $2,186,943, which was $3,948,971 and $2,136,943, in excess of its required net capital of $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1 and 0.19 to 1 as of December 31, 2009 and 2008, respectively.

11. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The Company adopted the provisions of fair value measurements on January 1, 2008. The standard defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market, or if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as an exit price). The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under the standard are:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The standard requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

11. FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value Measurements (Continued)

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

Corporate bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2009 and 2008, for each fair value hierarchy level.

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,010,265	$ -	$ -	$ 1,010,265

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,421,417	$ -	$ -	$ 1,421,417

The Company does not have any financial assets or liabilities that are measured at fair value on a non-recurring basis as of December 31, 2009 and 2008.

SUPPLEMENTARY INFORMATION

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Stockholder's equity	$ 4,237,023
Less nonallowable assets:	
Furniture, equipment, and leasehold improvements, net	95,198
Deferred tax assets	66,771
Prepaid expenses	9,096
Income tax receivable	30,758
Other assets	16,024
	217,847
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	4,019,176
HAIRCUTS ON SECURITIES	20,205
NET CAPITAL	$ 3,998,971
NET CAPITAL REQUIREMENTS	
Minimum net capital required 1/15th of aggregate indebtedness or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	**$ 3,948,971**
EXCESS NET CAPITAL AT 1000% (NET CAPITAL LESS 10% OF AGGREGATE INDEBTEDNESS)	**$ 3,962,348**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Total liabilities from the statement of financial condition	$ 366,231
TOTAL AGGREGATE INDEBTEDNESS	**$ 366,231**
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.09 to 1**

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of
Credicorp Limited)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
TO COMPANY'S CORRESPONDING AMENDED UNAUDITED FORM X-17A-5, PART II FILING
AS OF DECEMBER 31, 2009

NET CAPITAL PER COMPUTATION	$ 3,998,971
Audit adjustments	-
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S AMENDED UNAUDITED FORM X-17A-5, PART II FILING	$ 3,998,971

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2009

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2009

As of December 31, 2009 and during the year then ended, the Company did not have any subordinated borrowings.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Stockholder of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)

In planning and performing our audit of the financial statements and accompanying information of Credicorp Securities, Inc. (A Wholly-Owned Subsidiary of Credicorp Limited) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Stockholder, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 9, 2010

MBAF
MORRISON BROWN ARGIZ & FARRA, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Stockholder of
Credicorp Securities, Inc.
(A Wholly-Owned Subsidiary of Credicorp Limited)
121 Alhambra Plaza
Coral Gables, Florida 33134

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by CrediCorp Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating CrediCorp Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). CrediCorp Securities, Inc.'s management is responsible for the CrediCorp Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

Check Date	Check number	Payee	Amount
1/23/2009	2865	SIPC	$ 150
12/17/2009	3165	SIPC	$ 3,469

2. Compared the total revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009, less revenues reported on the focus reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T from the period April 1, 2009 to December 31, 2009, noting no differences;
3. Compared clearing charges and interest expense reported in Form SIPC-7T with focus reports, general ledger and financial statements for the period from April 1, 2009 to December 31, 2009, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in focus reports for the period from April 1, 2009 to December 31, 2009 supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Miami, Florida
February 9, 2010

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

CREDICORP SECURITIES, INC.
(A Wholly-Owned Subsidiary of Credicorp Limited)

FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008


MBAF
MORRISON BROWN ARGIZ & FARRA, LLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS